RICHARD H. GILDEN PARTNER PHONE 212-715-9486 FAX 212-715-8085 RGILDEN@KRAMERLEVIN.COM

January 24, 2008

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, D.C. 20549
Attn: Elaine Wolf, Legal Branch Chief

  Re:
  RiskMetrics Group, Inc.
  Registration Statement on
  Form S-1
  Filed September 19, 2007,
  Amendment No. 1 Filed November 2, 2007,
  Amendment No. 2 Filed November 30, 2007,
  Amendment No. 3 Filed January 8, 2008
  File No. 333-146167

Ladies and Gentlemen:

        On behalf of RiskMetrics Group, Inc. (the "Company"), we provide the Company's responses to the letter dated January 22, 2008 (the "Comment Letter") to Mr. Steven E. Friedman, General Counsel for the Company, setting forth the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") relating to the above referenced filing.

        This letter sets forth the Company's responses to the Staff's comments. For your convenience, the Staff's comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the applicable comment. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the Comment Letter. Please note that the Company has included in Amendment No. 4 to the Registration Statement ("Amendment No. 4"), which is being submitted simultaneously with this letter, the revisions to the Registration Statement described in its responses to the Staff's comments in this letter.

        For your convenience we are submitting a copy of Amendment No. 4 marked to show changes from the prior version. All references herein to page numbers in the Registration Statement are to page numbers in this marked version.

2007 Corporate Objectives, page 106

1.
We note your response to comment 8 of our letter dated December 27, 2007. In your response, you assert that disclosure of your financial targets will provide competitors with insight as to whether you intend to raise prices or acquire another company. We are unable to agree that disclosure of targets for your last completed fiscal year, with no additional disclosure about how the company expects to achieve those targets, would result in this type of competitive harm. Please revise to disclose the actual target amounts for 2007. Also, to the extent 2008 targets could affect a fair understanding of executive compensation for 2007, please also disclose the targets for 2008. Refer to Instruction 2 to Item 402(b).

Response:

        The Company has revised the disclosure on page 106 to disclose the financial targets for 2007 in response to the Staff's comment. The Company's board of directors has not yet established the Company's financial targets for 2008.

CEO Compensation, page 107

2.
We note your response to prior comment 3. Please revise further to disclose how base salary amounts are determined. Provide similar disclosure regarding the base salary amounts for your other executive officers.

Response:

        The Company has revised the disclosure on pages 107 and 108 in response to the Staff's comment.

Other Executive Officer Compensation, page 108

3.
We note your response to prior comment 5. Please revise to disclose in more detail the personalized objectives received by the executive officers at the start of the year. We note that these objectives were "consistent" with the company's objectives and "tailored" to reflect the individual's responsibilities. Please provide disclosure that clearly describes the actual objectives assigned to each of your named executive officers.

Response:

        The Company has revised the disclosure on pages 108 and 109 in response to the Staff's comment.

4.
We note your response to comment 7 of our letter dated December 27, 2007. Please revise to describe the extent to which each individual executive achieved his objectives during 2007. We note from your response that your compensation committee considers specific circumstances and uses discretion and judgment when determining compensation amounts. Your disclosure should clearly describe the specific circumstances considered by the committee and how they factored into the compensation awarded.

Response:

        The Company has revised the disclosure on page 109 in response to the Staff's comment.

Summary Compensation Table, page 109

5.
In response to prior comment 1, you provided information for the fiscal year ending December 31, 2007 but removed information for the fiscal year ending December 31, 2006. Please revise the summary compensation table to include disclosure for both 2006 and 2007. Refer to Instruction 1. to Item 402(c) of Regulation S-K.

Response:

        The Company has revised the Summary Compensation Table on page 110 to disclose 2006 compensation amounts in response to the Staff's comment.

Grants of Plan-Based Awards Table for the year ended December 31, 2007, page 109

6.
We note that the grant date fair value of options awarded to Mr. Leggett is $268,265. Please tell us why this number is different from the amount reported under Option Awards in the summary compensation table.

Response:

        The grant date fair value of Mr. Leggett's options for disclosure in the Grants of Plan-Based Awards Table was computed as $268,265 in accordance with Item 402(d)(2)(viii) of Regulation S-K using the Black Scholes valuation model in accordance with SFAS 123(R) and reflects the estimated amount of expense the Company will recognize in its financial statements over the life of the option. The Summary Compensation Table, however, discloses $27,853, which is the amount of expense the Company recognized for financial statement reporting purposes in the year ended December 31, 2007 in accordance with Item 402(c)(2)(v). The Company has included information in footnote 3 of the Grants of Plan-Based Awards Table and footnote 1 of the Summary Compensation Table to provide greater clarity.

7.
Please provide the narrative disclosure required by Item 402(e) of Regulation S-K. If you believe additional disclosure is not required, please explain why.

Response:

        The Company has included a narrative disclosure describing the Company's stock option plans on pages 112 and 113 in response to the Staff's comment. The Company believes that other disclosures set forth under Item 402(e) of Regulation S-K are not applicable to the Company.

Supplemental Compensation Disclosure, page 112

8.
Footnote (1) to the table refers to options you intend to grant as part of 2007 compensation to your named executive officers. Please tell us why you have omitted this portion of 2007 compensation from the other compensation tables.

Response:

        The Company has not included the options to be granted to David Obstler, Jorge Mina, Gregg Berman and Richard Leggett because, as of the date hereof, the Company's board of directors has not made such grants and no accounting charge will be incurred with respect to such grants in the Company's consolidated financial statements for the year ended December 31, 2007. The Company anticipates that the grants will be made upon the consummation of this offering. The value of these option grants, though made in 2008, will not be considered 2008 compensation by the compensation committee in determining 2008 compensation of these individuals. Rather, the value will be considered granted in 2007. We have revised the disclosure on page 114 to reflect the foregoing.

9.
Refer to footnote (3) to the table. Please revise to explain why the compensation committee did not consider the 50,000 options granted to Mr. Leggett on his initial hire date in evaluating his 2007 compensation.

Response:

        As discussed in our response to comment 6 above, the Summary Compensation Table includes the estimated expense related to this option grant as 2007 compensation. The Company has revised the disclosure on page 114 to include the value of the 50,000 options granted to Mr. Leggett upon his initial hire date in the options awarded column of the Supplemental Compensation Table.

Exhibit 5.1—Legal Opinion

10.
Please file a final, executed opinion with your next amendment.

Response:

        The Company has filed a copy of the final, executed opinion as Exhibit 5.1 to Amendment No. 4.

        If you have any questions or comments regarding the responses set forth herein, please do not hesitate to call Richard Gilden at (212) 715-9486, Ernest Wechsler at (212) 715-9211 or Jeffrey Taylor at (212) 715-9335.

Sincerely,

Richard H. Gilden
cc:
Stacie D. Gorman
Steven Friedman, RiskMetrics Group, Inc.